Exhibit 8.1

Subsidiaries

Entity	Jurisdiction	Principal activity
Perpetual Markets Ltd.	Cyprus	Holding of investments and intellectual property; financial markets infrastructure and technology services
Perpetual Products AG	Switzerland	Technology and financial products
Perpetual Data AG	Switzerland	Financial information and index services
Kephas Corporation	United States	Technology and software development services
PM Broker Ltd.	Cyprus	Dormant
Perpetual IT GmbH	Germany	Information technology services, hosting and hardware infrastructure